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                                  UNITED STATES                                              OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                           --------------------------------
                             WASHINGTON, D.C. 20549                                 OMB Number:           3235-0058
                                                                                    Expires:         April 30, 2009
                                   FORM 12b-25                                      Estimated average burden
                                                                                    hours per response.........2.50
                           NOTIFICATION OF LATE FILING                              --------------------------------
                                                                                      -----------------------------
                                                                                            SEC FILE NUMBER
(CHECK ONE): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q                     000-52180
    [ ] Form 10-D   [ ] Form N-SAR   [ ] Form N-CSR                                   -----------------------------
                                                                                      -----------------------------
                                                                                             CUSIP NUMBER

                                                                                      -----------------------------
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                   For Period Ended:  June 30, 2007
                                      -------------
                   [  ] Transition Report on Form 10-K
                   [  ] Transition Report on Form 20-F
                   [  ] Transition Report on Form 11-K
                   [  ] Transition Report on Form 10-Q
                   [  ] Transition Report on Form N-SAR
                   For the Transition Period Ended:
                                                    ----------------------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

SMOKY MARKET FOODS, INC.
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Full Name of Registrant

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Former Name if Applicable

804 Estates Dr., Suite 100
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Address of Principal Executive Office (Street and Number)

Aptos, CA 95003
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The filing deadline for the Quarterly Report on Form 10-QSB for the quarter year ended June 30, 2007 (the "Form 10-QSB") for Smoky Market Foods, Inc. (the "Company") was August 14, 2007. Our Chief Financial Officer ("CFO") currently works for us on a part-time basis and has other obligations which require his time and attention. Due to those other obligations, and despite his diligence, our CFO was unable to complete preparation of the financial statements for the quarter ending June 30, 2007 early enough to permit completion of the Form 10-QSB on a timely basis. Consequently we are unable, without unreasonable effort or expense, to complete and file the Form 10-QSB before the prescribed due date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Bryan T. Allen, Esq.             801                  532-7840
--------------------------------- ---------------- -----------------------------
              (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s). [X} Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? [ ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                            Smoky Market Foods, Inc.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date          August 15, 2007                       By   /s/ Eddie Feintech
      ------------------------------                   -------------------------
                                                         Chief Executive Officer